UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2012

Commission File Number 001-31583

NAM TAI ELECTRONICS, INC.

(Translation of registrant’s name into English)

Gushu Industrial Estate, Xixiang Baoan, Shenzhen People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-                    .

NEWS RELEASE

Investor relations contact: Mr. Paul Lau	Please refer to the Nam Tai website (www.namtai.com)
E-mail: shareholder@namtai.com	or the SEC website (www.sec.gov) for Nam Tai press releases financial statements.

NAM TAI ELECTRONICS, INC.

CHANGE IN PERSONNEL

SHENZHEN, PRC – February 28, 2012 – Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced that Mr. Yeoh Teck Hooi, Colin (“Mr. Yeoh”) has resigned as Chief Executive Officer (CEO) of the Company with immediate effect due to personal reasons. After the resignation of Mr. Yeoh as CEO, Mr. M.K. Koo (“Mr. Koo”) was appointed as Acting Chief Executive Officer of the Company with immediate effect.

Mr. Koo, a founder of the Nam Tai Group, currently serves as executive Chairman and Chief Financial Officer of Nam Tai. The Board of Directors is confident that Mr. Koo can take on the position of Acting Chief Executive Officer to support the continuous growth of the Company.

The Company will use its best endeavours to identify a suitable candidate to fill the vacancy as soon as practicable and will make a further announcement upon appointment of a new Chief Executive Officer.

ABOUT NAM TAI ELECTRONICS, INC.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic, medical and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD modules, FPC subassemblies and image-sensor modules and PCBAs. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Nam Tai Electronics, Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTE”). All the Company’s operations are located in the People’s Republic of China.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 29, 2012	NAM TAI ELECTRONICS, INC.

	By:	/s/ M. K. Koo
Name: M. K. Koo Title: Executive Chairman and Acting Chief Financial Officer